Mail Stop 3561

July 10, 2006

Don E. Marsh
Chairman and Chief Executive Officer
Marsh Supermarkets, Inc.
9800 Crosspoint Boulevard
Indianapolis, IN 46256-3350

> **Re: Marsh Supermarkets, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2006**
> **File No. 0-01532**

Dear Mr. Marsh:

We have limited our review of your filing to the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your disclosure, if any, regarding the June 16, 2006 complaint filed in Hamilton Superior Court. Also, please tell us when you anticipate a ruling in that case.

2. We note the shareholder lawsuit filed on June 26, 2006. The lawsuit alleges breach of fiduciary duties by your officers and directors, seeks to block the Sun Capital Partners acquisition, and asks the court to order you to solicit additional offers for the company. Please provide appropriate disclosure regarding this shareholder lawsuit and any affects on your proposed acquisition.

The Merger Agreement, page 58

3. We note your disclosure on page 58 that the description of the merger agreement is not intended to provide any other factual information about you or MSH Supermarkets. We also note on page 58 your disclosure that investors should not rely on the representations and warranties as statements of factual information. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Annex C, Legal Opinion

4. We note your statement in the penultimate paragraph of page C-2 that the letter is for the information and use of the board of directors of Marsh and was not intended to confer any rights or remedies upon any other entity or persons. Please delete the disclosure that suggests investors are not entitled to rely on this opinion. In the alternative, please disclose the basis for Peter J. Solomon Company's belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Please describe any applicable state-law authority regarding the availability of a potential defense. In the absence of applicable state-law authority, disclose that the availability of a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of a state-law defense to Peter J. Solomon Company would have no effect on the rights and responsibilities of either it or the board of directors under federal securities law.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Howard M. Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director